FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports fourth quarter earnings for fiscal year 2007”

CONTACT:

Daniel Sandigliano
Investor Relations
Phone: (5411) 4341 5036
E-mail: daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña
Investor Relations
Phone: (5411) 4348 0000 ext. 25384
E-mail: cecilia.acuna@bancofrances.com.ar

February 13, 2008

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FOURTH QUARTER EARNINGS FOR FISCAL YEAR 2007

Annual Executive Summary

BBVA Banco Francés’ earnings for the fiscal year ended December 31, 2007 totaled Ps. 235 million, representing a 11.7% return on equity (ROE), an increase of nearly 30.6% over the prior year’s result. The strong increase in private sector financing allowed the Bank to replace public sector income with private sector income. Also, the improvement in the recurring income structure was also reflected in net income from services, which increased 29.7% from year-ago levels, due to larger activity levels.

During 2007, growth of the private sector loan portfolio was over of Ps. 2,400 million, totaling Ps. 9,300 million as of December 31, 2007, an increase of 37.1% over the balance recorded in the prior year. Special emphasis was placed on the retail segment, where personal loans had the most relevance with 94.1% growth during the year.

Despite a strong expansion in risk assets’, BBVA Banco Francés continued to improve its asset quality standards, with a non performing ratio of 0.59% over total financings and a coverage ratio of 315.6% as of December 31, 2007.

Public sector exposure was reduced by 23.1%, mainly due to the sale of Guaranteed Loans and Treasury Bonds during the first quarter of the year. It is important to mention that as a result of the recent international turmoil in financial markets and with the purpose of minimizing income volatility, our public assets portfolio, mainly bills and notes issued by the Central Bank, was classified in the “Available for Sale” category. By the end of 2007, the difference in the unrealized valuation of such assets totaled Ps. 42.8 million.

On the liabilities side, total deposit increased by Ps. 2,477 million or approximately 20%, during the 2007 year. At sight deposits posted the most important increases, allowing the Bank to improve its funding structure. As of December 31, 2007, the Bank’s funding structure reflected a higher participation from savings and current accounts, representing together 49% of total deposits.

The sustained growth in fee income, supported by a larger activity volume, partially offset the rise in administrative expenses. This increase in expenses was driven primarily by larger personnel and advertising expenditures and to a lesser extent increases in organizational and development expenses.

By the end of 2007, total stockholders equity amounted to Ps. 2,057 million with an excess slightly under Ps. 900 million over minimum local capital requirements. In terms of liquidity, the bank has a ratio of 43.9%, measured by cash and due from banks plus government and private securities as a percentage of total deposits, showing an adequate level of liquidity.

Condensed Income Statement (1)

in thousands of pesos except income per share, income per ADS and percentages	FY 2007	FY 2006	% Change
Net Financial Income	939,930	940,031	-0.01%
Provision for loan losses	(62,262)	(70,125)	-11.21%
Net income from services	571,354	440,670	29.66%
Administrative expenses	(877,800)	(714,975)	22.77%
Operating income	571,222	595,601	-4.09%
Income (loss) from equity investments	41,784	93,981	-55.54%
Income (Loss) from Minority interest	(627)	(1,453)	-56.85%
Other Income/Expenses	(368,086)	(501,536)	-26.61%
Income tax	(9,244)	(6,556)	41.00%
Net income for the period	235,049	180,037	30.56%
Net income per share (2)	0.50	0.38	30.56%
Net income per ADS (3)	1.50	1.15	30.56%

(1)	Exchange rate: 3.1510 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Fourth Quarter Executive Summary

•

During the last quarter of 2007, growth in the private sector loans portfolio rose by Ps. 978 million, representing a 12.2% increase for the quarter. In the retail segment, car and personal loans increased 46.9% and 20.8% respectively, while in the middle-market and corporate segments, growth was driven by discounted notes and commercial loans, principally those related with international trade, which posted increases of 15.6% and 9.2% respectively.

•

The previously described growth of the private sector loans portfolio reflected an increase in net financial income, which was 19.0% higher than the previous quarter and a 7.1% increase higher than the same quarter in 2006.

•

The growth sustained in the transactional business allowed BBVA Banco Francés to raise its net income from services. This source of income increased 5.7% compared to the previous quarter and 26.5% compared to the same quarter of the previous year.

•

During the last quarter of the year, public sector exposure, especially exposure to the National Treasury, was reduced by 4.6%, mainly due to a lower valuation of the Guaranteed Loans and BOGAR 2020 portfolio.

•

Deposits increased 5.0% throughout the last quarter. Balances in current and savings accounts grew the most, increasing their proportion of total deposits. This position enabled BBVA Banco Francés to reduce the impact of increases in interest rates for its funding costs.

Fourth Quarter and Fiscal Year 2007

The Argentine economy showed no signs of a slowdown in the fourth quarter of 2007. Industrial activity, as measured by the EMI index, increased by 4.3% in seasonally adjusted terms over the third quarter, almost doubling the pace of expansion recorded in the previous quarter. According to the EMAE (Monthly Estimator of Economic Activity), overall economic activity also accelerated, growing at an average annualized rate of 9.4% during October and November while growth during the July-September period had averaged 8.7%. Furthermore, compared to December of 2006, the index reflects an accumulated economic expansion of 8.6% during 2007.

Tax receipts rose 34.9% in the fourth quarter, in relation to the same quarter of the previous year, driven by VAT, social security contributions and export duties. The factors behind this increase were the growth in real incomes, a better control of tax compliance, a higher price level, and, in the case of social security, a larger formal economy and higher collections from the social security moratorium. The primary fiscal surplus of the National Public Sector fell 29.0 % because it was negatively affected by the 42.2 % increase in primary expenditures; in addition, there was only Ps 0.5 billion of extraordinary incomes related to the social security reform during this quarter.

Inflation, as measured by the CPI index of the Greater Buenos Aires area (which is used to calculate CER adjustment for sovereign bonds) averaged 8.5% y/y during this period, compared to 10.1% y/y in the fourth quarter of 2006.

There was a sharp rise in the trade surplus during the quarter which increased to USD 3962 million, more than doubling the weak numbers of the previous quarter. The improvement was due to a very strong export performance (32.8% y/y growth), particularly in primary products, since imports continued to rise at a similar rate to the third quarter (around 30% y/y).

The Exchange rate (“referencia BCRA”) fell to Ps 3.14 by the end of December after having reached a maximum of 3.18 in October. During the quarter, the system liquidity was restored, the Central Bank purchased USD 1.5 billion in the FX market and the international reserves reached USD 46.2 billion at the end of December, an increase of USD 3.3 billion during the quarter. Interest rates continued to be at higher but stable levels, the Badlar rate at private banks stabilized at a level of about 13.6%.

The Central Bank continued to provide liquidity to the financial institutions repurchasing securities on the secondary markets and only partially renewing Lebacs and Nobacs maturities. Deposits of the private sector grew 5.8 % on average during the quarter, mainly in December due to the recurring end of the year seasonality. Loans to the private sector exhibited a strong growth of 10.2 % during the quarter principally the consumer lines.

The Business

Ranking among the leading private banks in Argentina, BBVA Banco Francés is one of the largest providers of financial and non-financial services to the different market segments. Throughout its nationwide branch network, including more than 230 retail branches, 27 specialized branches in middle-market companies, and 4 corporate branches, BBVA Banco Francés has been strengthening its presence in the market and reinforcing its relationship with its clients.

With an expanding economy as a background, BBVA Banco Francés strengthened its lending activity in the private sector, principally in the retail and middle-market segments, maintaining at the same time its leading position in large corporate segment. Responding to an increasing demand from individuals, 2007 showed record numbers in terms of consumer financing, where personal loans grew the most, followed by important gains in car loans and credit cards. On the other side, corporate and middle-market financing was driven by advances, discounted notes, and international trade transactions.

Furthermore, the strong performance of our core business was clearly reflected in the solid growth in income from services. Transactional business consolidation, including the administration of payment systems (with emphasis on the electronic system), insurances, new accounts, and credit and debit card operations, provided additional proceeds to the Bank’s operating income, as well as allowing it to maintain the coverage ratio of expenses with fee income stable at 69%.

In November 2007, the Bank launched the “Blue” segment, specially designed and directed to existing and potential clients within the ages of 18 and 30 years old, offering them benefits, discounts and products typical of their age bracket, to better satisfy their needs.

In terms of the activity on the liability side, BBVA Banco Francés focused on maintaining its leading position in the market. Still trying to achieve a more stable and cheaper funding structure, the Bank focused on deposits from retail funds.

Presentation of Financial Information

•	All foreign currency balances as of December 31, 2007 have been translated into pesos at the reference exchange rate of Ps. 3.1510 per U.S. dollar, published by the BCRA for that day.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is booked by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•

It is important to highlight the fact that information contained in this release may differ from that released by BBVA Group for Argentina, which is elaborated according to Spanish accounting standards for all affiliates of the BBVA Group.

FOURTH QUARTER EARNINGS

Condensed Income Statement (1)

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Net Financial Income	237,276	199,320	221,467	19.04%	7.14%
Provision for loan losses	(25,221)	(13,605)	(17,514)	85.38%	44.00%
Net income from services	156,607	148,196	123,765	5.68%	26.54%
Administrative expenses	(268,675)	(219,428)	(203,174)	22.44%	32.24%
Operating income	99,987	114,483	124,544	-12.66%	-19.72%
Income (loss) from equity investments	18,658	(412)	44,312	-4628.64%	-57.89%
Income (Loss) from Minority interest	1,157	(330)	(392)	-450.61%	-395.15%
Other Income/Expenses	(106,082)	(38,928)	(118,651)	172.51%	-10.59%
Income tax and Minimum Presumed Tax	(3,162)	(1,706)	(1,766)	85.35%	-79.05%
Net income for the period	10,558	73,107	48,047	-85.56%	-78.03%
Net income per share (2)	0.02	0.16	0.10	-85.56%	-78.03%
Net income per ADS (3)	0.07	0.47	0.31	-85.56%	-78.03%

(1)	Exchange rate: 3.1510 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net income for the quarter ended on December 31, 2007 totalized Ps. 10.6 million, being less than the Ps. 73.1 million and Ps. 48.0 million registered in the previous quarter and in the same quarter of 2006, respectively. The reduction in net income as compared to the same quarter of previous year is explained by higher administration expenses partially offset by higher financial incomes and incomes from services. And the lower net income as compared to prior quarter is related to a higher provision for loan loses, legal injunctions’ loss and the provisions registered for other contingencies.

Notwithstanding, the increase in the private portfolio is reflected an increase in net financial income, which was 19.0% higher than the previous quarter and 7.1% higher than the same quarter in 2006. The improvements in the structure of recurring income were also reflected in net income from services that, as a consequence of a greater activity volume, recorded an increase of 5.7% compared with the prior quarter and of 26.5% as compared to the same quarter of 2006.

Similarly, administrative expenses also increased, due to larger personnel and advertising expenditures, and to a lesser extent due to organizational expenses development. The above-mentioned growth in private lending activity led to an increase in the charge for non-performing assets, mainly reflected in greater amounts of provisions made on the new loan portfolio.

On the other side, net income in the quarter was negatively affected by the legal injunctions’ loss amortization, which totaled Ps. 74.7 million. It is important to mention that this amortization is in accordance with the Central Bank’s regulations and does not imply that the Bank waives its right to demand future compensation. As of December 31, 2007, the assets related with legal injunctions, after amortizations, reached Ps. 57.5 million.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Return on Average Assets (1)	0.22%	1.62%	1.17%	-86.37%	-81.15%
Return on Average Shareholders’ Equity (1)	2.05%	14.35%	9.96%	-85.70%	-79.39%
Net fee Income as a % of Operating Income	39.76%	42.64%	35.85%	-6.76%	10.91%
Net fee Income as a % of Administrative Expenses	58.29%	67.54%	60.92%	-13.69%	-4.31%
Adm. Expenses as a % of Operating Income (2)	68.21%	63.14%	58.85%	8.03%	15.91%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

During the fourth quarter of fiscal year 2007, net financial income reached Ps. 237.3 million, 19.0% higher than the third quarter of 2007 and 7.1% higher than the fourth quarter of 2006, when net financial income totaled Ps. 199.3 million and Ps. 221.5 million, respectively.

The increase in net financial income, as compared with the prior quarter, is due to the growth described for the private margin, and the increase of CER position results, due to the increase in such index. This result is also supported by a higher gain generated by bills and notes issued by Central Bank, related to the recovery in their valuations. It is important to mention that, during the third quarter, as a result of the unstable market conditions the government bond portfolio was deteriorated and impacted negatively in third quarter earnings.

In addition, during the third quarter, our public assets portfolio, mainly bills and notes issued by the Central Bank, was classified in the “Available for Sale” category. During the fourth quarter, the valuation difference of those assets grew Ps. 13.8 million. This increase is related with the lower valuation of the bonds included in such category partially offset by an increase in the valuation of bills and notes issued by Central Bank.

Similarly, the net financial income variation as compared with the same quarter of the previous year reflects the increase in lending activity, partially offset by a lower income from the CER position, due to a decrease in the CER index, and a lower income from bills and notes issued by Central Bank.

Public Sector Exposure

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Public Sector—National Government	2,724,883	2,856,324	3,544,236	-4.60%	-23.12%
- Loans to the Federal government & Provinces	1,415,763	1,500,731	2,118,762	-5.66%	-33.18%
- Total bond portfolio	1,174,701	1,181,236	1,255,499	-0.55%	-6.44%
Compensatory bond	—	—	108,622	0.00%	-100.00%
Other government bonds	1,174,701	1,181,236	1,146,877	-0.55%	2.43%
- Trustees	195,374	189,500	185,118	3.10%	5.54%
- Allowances	(60,955)	(15,143)	(15,143)	302.53%	302.53%

Bills and Notes from Central Bank (*)	2,344,567	2,695,141	1,704,647	-13.01%	37.54%

Total exposure to the Public Sector	5,069,450	5,551,465	5,248,883	-8.68%	-3.42%

(*)	Including repos with the BCRA

During 2007, the exposure to the public sector National Treasury (excluding Bills and Notes issued by the Central Bank) decreased by 23.1% (Ps. 819.4 million). This fall is related to the sale of public sector guaranteed loans, jointly with the sale of peso denominated Discount bond and compensatory bond (BODEN 2012), made during the first quarter of 2007. On the other hand, but to a lower extent, the drop is related to the principal amortization of guaranteed loans partially offset by an increase in that portfolio resulting from its adjustment by the CER index.

During the last quarter of the year, the decrease reached 4.6% (Ps. 131.4 million), mainly by a lower valuation of guaranteed loans and BOGAR 2020 portfolio due to an increase in the discount rate published by the Central Bank. The increase in the allowances in the last quarter of 2007, Ps. 45.8 million, is related to the lower valuation of BOGAR 2020 portfolio.

Bills and notes issued by the Central Bank grew by 37.5% (Ps. 639.9 million) in 2007; however, these fell by 13.0% (Ps. 350.6 million) in the last quarter of the year. Such variations are mainly related to the allocation of transitory liquidity.

Total loan portfolio

The private sector loan portfolio grew more than Ps. 2,400 million during 2007 and totaled Ps. 9,003 million as of December 31, 2007. During the last quarter, the growth was Ps. 978 million, representing 12.2% growth. During the same period, loans to the private sector from total the total financial system increased 10.2%, allowing the bank to improve its market share.

The bank focused on the retail and middle market segment, where personal loans had the greater relevance increasing by Ps. 648 million, or 94.1% during the year and by Ps. 238 million, or 20.8% for the last quarter. In addition, car loans, mortgages and credit cards increase by 157.3% (Ps. 155 million), 67.6% (Ps. 311 million) and 52.5% (Ps. 276 million), respectively, as compared to the previous year. The growth in car loans during the last quarter was also supported by the Bank’s launch of its automobile financing product.

On middle market segment, discounted notes and other loans, mainly exports operations, grew by 80.4% (Ps. 638 million) and 16.9% (Ps. 385 million), respectively during 2007. These increases are evidence of the growth experienced by the small and middle market business segment. As regards the large corporate segment, the bank kept its leading position even though it suffered a decrease in advances.

The relation between private loans and securities over total private and public sector loans and securities, excluding the Central Bank’s portfolio, increased due to the continuous expansion in the private sector loan portfolio and the reduction in the public sector exposure. Such relation reached a 77.4% as of December 31, 2007, higher than the 74.5% registered on September 30, 2007, and the 65.8% registered on December 31, 2006.

The table below shows the composition of the loan portfolio in quarter balances:

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Private & Financial sector loans	9,002,814	8,025,193	6,565,323	12.18%	37.13%
Advances	1,326,474	1,338,794	1,469,371	-0.92%	-9.73%
Discounted and purchased notes	1,430,787	1,237,216	793,195	15.65%	80.38%
Consumer Mortgages	772,036	666,898	460,559	15.77%	67.63%
Car secured loans	253,130	172,320	98,381	46.90%	157.30%
Personal loans	1,337,179	1,106,999	689,019	20.79%	94.07%
Credit cards	802,647	671,607	526,416	19.51%	52.47%
Loans to financial sector	487,039	465,424	340,966	4.64%	42.84%
Other loans	2,666,750	2,442,811	2,282,153	9.17%	16.85%
Unaccrued interest	(13,756)	(10,366)	(5,543)	32.70%	148.17%
Adjustment and accrued interest & exchange differences receivable	139,256	115,326	77,903	20.75%	78.76%
Less: Allowance for loan losses	(198,728)	(181,836)	(167,097)	9.29%	18.93%
Loans to public sector	1,415,763	1,500,731	2,118,762	-5.66%	-33.18%
Loans to public sector	669,767	737,572	1,095,981	-9.19%	-38.89%
Adjustment and accrued interest & exchange differences receivable	745,996	763,159	1,022,781	-2.25%	-27.06%
Net total loans	10,418,577	9,525,924	8,684,085	9.37%	19.97%

Government and Private Securities

The table below shows the government and private securities portfolio as of December 31, 2007, including repurchase agreement transactions.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Holdings	3,573,524	3,996,178	3,033,835	-10.58%	17.79%
Trading	1,242,787	1,540,469	1,725,893	-19.32%	-27.99%
Investment Accounts	—	—	200,354	—	-100.00%
Unlisted Government Securities	903,897	876,865	843,792	3.08%	7.12%
Available for Sale	1,372,584	1,459,043	—	-5.93%	—
Investment accounts—Compensatory bond	—	—	108,622	—	-100.00%
Other fixed income securities	115,211	134,944	170,317	-14.62%	-32.35%
Allowances	(60,955)	(15,143)	(15,143)	302.53%	—

Repurchase Agreements	(165,389)	(488,085)	307,900	-66.11%	-153.72%
Trading (Reverse repo)	—	—	307,900	—	-100.00%
Trading (Reverse repo)	(165,389)	(488,085)	—	-66.11%	—

Net Position	3,408,135	3,508,093	3,341,735	-2.85%	1.99%
Trading	1,077,398	1,052,384	2,033,793	2.38%	-47.03%
Investment Accounts	—	—	200,354	—	-100.00%
Unlisted Government Securities	903,897	876,865	843,792	3.08%	7.12%
Available for Sale	1,372,584	1,459,043	—	-5.93%	—
Investment accounts—Compensatory bond	—	—	108,622	—	-100.00%
Other fixed income securities	115,211	134,944	170,317	-14.62%	-32.35%
Allowances	(60,955)	(15,143)	(15,143)	302.53%	302.53%

Net Position in other fixed income securities as of December 31, 2007 includes Ps. 115.2 million of private bonds

The government and private securities net position remained stable during the year. Such position increased by Ps. 66.4 million, or 2.0% in 2007, while during the last quarter it decreased by Ps. 99.9 million, or 2.9%. During the third quarter, the Bank booked into the “Available for sale” category part of the bills and notes issued by the Central Bank holdings and certain bonds. Such portfolio decreased by 5.9% (Ps. 86.5 million) due to a principal amortization of bills and notes issued by the Central Bank partially offset by a higher valuation of such holdings.

The increase in the government and private securities net position recorded during 2007 was mainly explained by an increase in the bills and notes issued by the Central Bank portfolio partially offset by a decrease in the investments accounts, due to the sale of peso denominated Discount bond and compensatory bond (BODEN 2012), made during the first quarter of 2007.

Income from Securities and Short-Term Investments

In the fourth quarter of 2007, income from securities and short-term investments showed a recovery. With a Ps. 61.3 million profit, it grew 81.8% (Ps. 27.6 million) as compared to the third quarter but decreased 27.7% (Ps. 23.5 million) regarding previous year’s same period. This was mainly cause by a decrease in the valuation of BOGAR 2020. Such income increased in last quarter, was due to a higher valuation of bills and notes issued by the Central Bank booked into “Available for sale” category.

Finally, the bank showed an increase in the CER adjustment due to a higher index variation in the last quarter.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Income from securities and short-term investments	61,320	33,736	84,794	81.77%	-27.68%
Trading account	8,730	(2,645)	7,712	-430.03%	13.19%
Available for sale	47,819	27,334	—	74.94%	100.00%
Bills and Notes from the Central Bank	43,128	43	68,052	-100663.22%	-36.62%
Investment account—Compensatory bond	—	—	1,326	0.00%	-100.00%
Other fixed income securities	(38,356)	9,003	7,703	-526.02%	-597.93%

CER adjustment	23,663	16,019	24,196	47.72%	-2.20%
CER adjustment—Trading account	—	—	—	—	—
CER adjustment—Investment account	—	—	—	—	—
CER adjustment—Other fixed securities	23,663	16,019	24,196	47.72%	-2.20%

Funding Sources

During the year 2007, deposits – excluding rescheduled deposits – grew by Ps. 2,477 million. Growth was driven by a 26.0% and a 24.1% raise in current and saving accounts respectively. This helped BBVA Banco Francés reduce the impact in its costs of funding from the interest rate increase. As of December 31, 2007, the current and saving accounts represented a higher proportion of the funding mix.

By contrast, CER adjusted deposits decreased by 68.4% during the 2007, year, totaling Ps. 551 million. Similarly, during the quarter of the year, such deposits decreased by 39.4% (Ps. 165 million) and caused an increase in the CER index adjusted position for assets and liabilities.

Growth in foreign currency-denominated deposits during the last quarter of 2007 slowed to 5.5%. As of December 31, 2007, foreign currency-denominated deposits amounted to Ps. 2,459 million (equivalent to U$S 780 million), representing 16.3% of total deposits.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Total deposits	14,894,468	14,181,110	12,417,476	5.03%	19.95%
Current accounts	3,028,835	2,813,818	2,403,702	7.64%	26.01%
Peso denominated	3,023,606	2,808,300	2,398,735	7.67%	26.05%
Foreign currency	5,229	5,518	4,967	-5.24%	5.27%
Savings accounts	4,237,766	3,736,820	3,415,263	13.41%	24.08%
Peso denominated	3,198,958	2,734,932	2,601,464	16.97%	22.97%
Foreign currency	1,038,808	1,001,888	813,799	3.69%	27.65%
Time deposits	7,354,180	7,325,613	6,226,185	0.39%	18.12%
Peso denominated	5,797,308	5,731,427	4,529,222	1.15%	28.00%
CER adjusted time deposits	254,205	419,702	805,583	-39.43%	-68.44%
Foreign currency	1,302,667	1,174,484	891,380	10.91%	46.14%
Investment Accounts	13,152	17,603	145,337	-25.29%	-90.95%
Peso denominated	13,152	17,603	145,337	-25.29%	-90.95%
Foreign currency	0	0	0	0.00%	0.00%
Other	260,535	287,256	226,989	-9.30%	14.78%
Peso denominated	147,669	138,586	119,622	6.55%	23.45%
Foreign currency	112,866	148,670	107,367	-24.08%	5.12%

Rescheduled deposits (*)	177,753	194,308	228,049	-8.52%	-22.05%
Peso denominated	177,753	194,308	228,049	-8.52%	-22.05%

Total deposits + Rescheduled deposits & CEDROS	15,072,221	14,375,418	12,645,525	4.85%	19.19%

(*)	The payment of Rescheduled Deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

During 2007 other funding sources decreased by 4.9% while in the last quarter they had grown by 34.1%, mainly due to higher balances in loans received for foreign trade operations.

The decrease in other funding sources during the 2007 year is explained by the advanced payment of Class 15 Notes due 2008, in an aggregate principal amount of U$S 121.5 million, which occurred on March 15, 2007.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Lines from other banks	634,583	473,138	415,592	34.12%	52.69%
Senior Bonds	—	—	251,650	—	-100.00%
Other banking liabilities	634,583	473,138	667,242	34.12%	-4.89%
Subordinated Debt	—	—	—	—	—

Total other funding sources	634,583	473,138	667,242	34.12%	-4.89%

As of December 31, 2007, 89% of other funding sources were foreign currency denominated funds and so where affected by the depreciation of the Ps. which, during the year, was 2.66% related with US Dollar.

Asset Quality

In terms of asset quality, BBVA Banco Francés maintains its strength in the Financial Industry as asset quality ratios kept on improving. As of December 31, 2007, the non-performing ratio related to all types of financing reached 0.59%, with coverage of non-performing loans with provisions of 315.6%.

It is important to mention that the non-performing loans dropped by 14.7% during the last three months and by 21.2% during the last year. Meanwhile, allowances grew by 9.3% during the last quarter and by 18.9% during the 2007 year. Such increase in allowances is related to the private sector loan portfolio expansion.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Nonaccrual loans (1)	62,979	73,864	79,876	-14.74%	-21.15%
Allowance for loan losses	(198,728)	(181,836)	(167,097)	9.29%	18.93%
Nonaccrual loans/net total loans	0.59%	0.76%	0.90%	-22.04%	-34.27%
Allowance for loan losses/nonaccrual loans	315.55%	246.18%	209.20%	28.18%	50.84%
Allowance for loan losses/net total loans	1.87%	1.87%	1.89%	-0.07%	-0.85%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, including allowances related to other banking receivables.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Balance at the beginning of the quarter	183,599	179,178	149,981	2.47%	22.41%
Increase	25,221	13,605	17,514	85.38%	44.00%
Provision increase/decrease—Exchange rate difference	22	458	(219)	-95.20%	110.05%
Decrease	(8,213)	(9,642)	849	-14.82%	-1067.37%
Balance at the end of the quarter	200,629	183,599	168,125	9.28%	19.33%

The increases are mainly explained by the creation of provisions on the normal loan portfolio. The growth in private sector financing explains the increase in the quarter provisions; whereas the decrease is related to the write-offs in the non-performing portfolio.

Net income from services

The steady expansion in the transactional business has allowed the Bank to maintain this significant source of income. During the quarter ended December 2007, net income from services grew by 5.7% and 26.5% as compared to quarters ended on September 2007 and December 2006, respectively.

This growth with respect to the prior quarter is explained by an increase in fees related to the consumer segment, mainly those from current and saving accounts, credit cards and insurance fees, jointly with those related to foreign trade in middle market segment.

Finally, it’s important to highlight the growth led by fees related to capital markets and securities activities, in response to a higher level of commercial operations.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Net income from services	156,607	148,196	123,765	5.68%	26.54%

Service charge income	194,423	183,243	150,384	6.10%	29.28%
Service charges on deposits accounts	68,519	64,516	54,859	6.20%	24.90%
Credit Cards and operations	44,569	40,351	28,258	10.45%	57.72%
Insurance	14,878	14,607	11,047	1.85%	34.68%
Capital markets and securities activities	4,554	2,491	4,075	82.85%	11.76%
Fees related to Foreign trade	11,276	12,316	9,571	-8.45%	17.81%
Other fees	50,627	48,962	42,574	3.40%	18.92%

Services Charge expense	(37,816)	(35,047)	(26,619)	7.90%	42.06%

Income related to foreign currency exchange transactions is not included in this table, since it is accounted for in net financial income as an income from foreign currency trading. During the last quarter, such income amounted to Ps. 31.5 million, a 34.5% lower compared to previous quarter. It is important to mention that during the quarter ended September 30, 2007, there was an exceptional income due to a larger number of operations. However, last quarter income was 49.5% higher than the same period of previous year. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branch offices, over the ATM network and the Internet.

Administrative expenses

The raise in administrative expenses recorded during the last quarter of 2007 is mainly relating to an increase in personnel expenses, advertising and promotion and organization and to a lesser extent to organization and development expenses.

The higher personnel expenses, during the last quarter, are mainly explained by an adjustment in the bonus provisioning, and a larger number of employees. Salary increases reached through agreement with the labor union during April 2007, also explain such increase.

The raise in advertising and promotion expenses is related to a more aggressive commercial strategy and to the launch of the “Blue” segment product, specially designed and directed to existing and potential clients within the ages of 18 and 30 years old, offering them benefits, discounts and products typical of their segment, which will better satisfy their needs.

As of December 31, 2007, the Bank had 4,094 employees (including the Bank’s subsidiaries, except for the Consolidar Group). The network included 232 consumer branch offices, 27 branch offices specialized in the middle-market segment, 11 in-company branches, 4 branch offices for large corporate and institutional clients and 2 sale points.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Administrative expenses	(268,675)	(219,428)	(203,174)	22.44%	32.24%

Personnel expenses	(167,506)	(127,255)	(123,180)	31.63%	35.98%
Electricity and Communications	(5,848)	(5,666)	(4,476)	3.21%	30.65%
Advertising and Promotion	(22,250)	(14,498)	(11,624)	53.47%	91.41%
Honoraries	(6,545)	(6,054)	(6,789)	8.11%	-3.59%
Taxes	(4,716)	(6,426)	(5,609)	-26.61%	-15.92%
Organization and development expenses	(2,953)	(1,450)	(1,188)	103.66%	148.57%
Amortizations	(9,124)	(7,553)	(7,143)	20.80%	27.73%
Other	(49,733)	(50,526)	(43,165)	-1.57%	15.22%

Other Income/Expenses

During the last quarter, Other Income/Expenses totaled a loss of Ps. 106.1 million, mainly related to the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, Ps. 74.7 million, and to the provisions registered for other contingencies.

It is important to mention that such amortization is booked in accordance with Central Bank’s regulation (which does not imply that the Bank waives its right to demand a future compensation). As of December 31, 2007, net judicial injunctions assets totaled Ps. 57.5 million.

BBVA Banco Francés determines the charge for income tax by applying the current tax rate of 35% to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank has considered as temporary differences those that have a definitive reversal date in subsequent fiscal years. At the same time, as of December 31, 2007 and December 31, 2006 the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

As of December 31, 2007 and as December 31, 2006, the Bank maintains recorded in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to Ps. 55.5 million and Ps. 337.0 million, respectively; the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

Income from equity investments

Income from Equity Investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the fourth quarter of 2007, the Bank registered a gain of Ps. 19.9 million derived from its stake in the Consolidar Group.

Capitalization

As of December 31, 2007, BBVA Banco Francés is the second larger private bank in terms of capitalization, with a shareholders’ equity of Ps. 2,057 million with an excess capital over minimum requirements in accordance to Central Bank regulations of Ps. 896 million. Such excess provide enough resources to maintain the private sector loan portfolio growth.

Unapropiated earnings grew by 11.9% and 1.8% during the last twelve and three months, respectively. The increase registered in the last year is related to accumulated earnings partially offset by a cash dividend payment of $ 90 million, which took place on May 2007, and by an increase in the legal reserve.

Unrealized Valuation Difference increased by Ps. 13.8 million during the fourth quarter. Such increase is related to a lower valuation of Public Securities listed as “Available for sale”, partially offset by a higher valuation from notes issued by Central Bank booked as “Available for sale”.

Finally, as of December 31, 2007, the asset corresponding to the Minimum Presumed Income Tax reached an accumulated Ps 186.8 million.

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,979	312,979	312,979	0.00%	0.00%
Subtotal	959,472	959,472	959,472	0.00%	0.00%
Reserves on Profits	547,381	547,381	465,317	0.00%	17.64%
Unapropiated retained earnings	592,780	582,222	529,795	1.81%	11.89%
Unrealized valuation difference	(42,796)	(29,037)	—	47.38%	0.00%
Total stockholders’ equity	2,056,837	2,060,038	1,954,584	-0.16%	-5.23%

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in thousands of pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
Central Bank Minimum Capital Requirements	1,337,004	1,199,510	1,051,113	11.46%	27.20%
Central Bank Minimum Capital Requirements (a, b)	1,175,292	1,073,297	931,187	9.50%	26.21%
Market Risk	108,280	82,578	73,367	31.12%	47.59%
Increase in capital requirements related to custody	53,432	43,635	46,559	22.45%	14.76%

a) Central Bank Minimum Capital Requirements	1,175,292	1,073,297	855,420	9.50%	37.39%
Allocated to Asset at Risk	760,014	679,163	540,415	11.90%	40.64%
Allocated to Immobilized Assets	94,852	101,284	116,944	-6.35%	-18.89%
Interest Rate Risk	174,544	144,855	98,833	20.50%	76.60%
Loans to Public Sector and Securities in Investment	145,882	147,995	99,228	-1.43%	47.02%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,068,636	872,702	931,187	22.45%	14.76%
5% of the securities in custody and book-entry notes	1,068,636	872,702	931,187	22.45%	14.76%

Bank Capital Calculated under Central Bank Rules	2,233,040	2,199,493	2,089,708	1.53%	6.86%
Core Capital	1,864,585	1,864,585	1,774,548	0.00%	5.07%
Minority Interest	236,018	231,297	216,480	2.04%	9.03%
Supplemental Capital	235,272	201,641	190,866	16.68%	23.27%
Deductions	(102,835)	(98,030)	(92,186)	4.90%	11.55%
Excess over Required Capital	896,036	999,983	1,038,595	-10.39%	-13.73%

Recent Developments

On February 12, 2008, the Board of Directors’ Meeting approved a resolution to submit a proposal to the Shareholders’ Meeting, which is to be held on March 28, 2008, to distribute a total of Ps. 164,000,000 as cash dividends. Such distribution, which is subject to prior regulatory and contractual authorizations, shall be made pro-rata to the nominal holdings of each shareholder, (Ps. 0.34793 per share).

Additional information

				% Change Qtr ended
	Quarter ended			12/31/07 vs. Qtr ended
in pesos except percentages	12/31/07	09/30/07	12/31/06	09/30/07	12/31/06
- Exchange rate	3.1510	3.1495	3.0695	0.05%	2.66%
- Quarterly CER adjustment (CPI)	2.30%	1.50%	2.46%	53.78%	-6.14%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this fourth quarter earnings will be held on Thursday, February 14, at 10 AM New York time – 1 PM Buenos Aires time. If you are interested in participating please dial (719) 325-4772 at least 5 minutes prior to our conference. Confirmation code: 3554356. To receive the tape of this conference call, please call (719) 457-2865.

Internet: This press release is also available in www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of pesos)	12/31/07	09/30/07	06/30/07	12/31/06
ASSETS:
Cash and due from banks	3,127,740	2,483,360	2,477,494	2,535,448
Government and Private Securities	3,490,994	3,915,127	3,557,284	2,957,150
- Investment account	—	—	—	308,976
- Trading account (listed securities)	31,288	39,166	349,069	102,726
- Available for sale	1,372,584	1,459,043	—	—
- Unlisted	903,903	876,871	915,866	843,797
- Listed Private Securities	32,764	53,893	33,797	12,147
- Bills and Notes from the Central Bank	1,211,414	1,501,297	2,273,695	1,704,647
Less: Allowances	(60,959)	(15,143)	(15,143)	(15,143)
Loans	10,418,577	9,525,924	8,633,955	8,684,085
- Loans to the private & financial sector	9,002,814	8,025,193	7,206,262	6,565,323
- Advances	1,326,474	1,338,794	1,580,340	1,469,371
- Discounted and purchased notes	1,430,787	1,237,216	955,935	793,195
- Secured with mortgages	772,036	666,898	575,328	460,559
- Car secured loans	253,130	172,320	134,763	98,381
- Personal loans	1,337,179	1,106,999	927,236	689,019
- Credit cards	802,647	671,607	609,671	526,416
- Loans to financial sector	487,039	465,424	388,063	340,966
- Other loans	2,666,750	2,442,811	2,127,245	2,282,153
Less: Unaccrued interest	(13,756)	(10,366)	(6,429)	(5,543)
Plus: Interest & FX differences receivable	139,256	115,326	92,157	77,903
Less: Allowance for loan losses	(198,728)	(181,836)	(178,047)	(167,097)
- Public Sector loans	1,415,763	1,500,731	1,427,693	2,118,762
Principal	669,767	737,572	687,092	1,095,981
Plus: Interest & FX differences receivable	745,996	763,159	740,601	1,022,781
Other banking receivables	916,300	1,179,748	1,138,822	903,431
- Repurchase agreements	150,154	438,855	363,755	307,900
- Unlisted private securities	58,277	59,187	58,828	58,684
- Unlisted Private securities: Trustees	24,170	21,864	20,799	18,001
- Other banking receivables	685,600	661,605	696,571	519,874
- Less: provisions	(1,901)	(1,763)	(1,131)	(1,028)
Investments in other companies	411,979	395,550	379,960	356,011
Intangible assets	91,680	149,685	207,852	375,587
- Goodwill	12,200	13,857	15,515	18,831
- Organization and development charges	21,991	18,773	16,347	13,306
- Assets related to legal injunctions	57,489	117,055	175,990	343,450
Other assets	1,043,623	991,586	965,344	892,866

TOTAL ASSETS	19,500,893	18,640,980	17,360,711	16,704,578

	12/31/07	09/30/07	06/30/07	12/31/06
LIABILITIES:
Deposits	15,072,221	14,375,418	13,339,483	12,645,525
- Current accounts	3,028,835	2,813,818	2,683,249	2,403,702
- Saving accounts	4,237,766	3,736,820	3,624,614	3,415,263
- Time deposits	7,354,180	7,325,613	6,522,326	6,226,185
- Rescheduled deposits—CEDROS	177,753	194,308	204,685	228,049
- Other deposits	273,687	304,859	304,609	372,326
Other banking Liabilities	1,746,844	1,637,951	1,430,623	1,480,735
Other provisions	321,543	326,221	363,305	392,687
- Other contingencies	321,130	325,794	362,875	392,257
- Guarantees	413	427	430	430
Other liabilities	288,965	225,713	196,022	217,190
Minority interest	14,483	15,639	15,310	13,857

TOTAL LIABILITIES	17,444,056	16,580,942	15,344,743	14,749,994

TOTAL STOCKHOLDERS’ EQUITY	2,056,837	2,060,038	2,015,968	1,954,584

Total liabilities + stockholders’ equity	19,500,893	18,640,980	17,360,711	16,704,578

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	12/31/07	09/30/07	06/30/07	12/31/06
INCOME STATEMENT

Financial income	451,547	363,228	359,559	380,162
- Interest on Cash and Due from Banks	5,554	5,275	4,634	4,023
- Interest on Loans Granted to the Financial Sector	16,509	12,981	11,118	9,357
- Interest on Overdraft	52,013	46,644	33,761	35,097
- Interest on Discounted and purchased notes	36,924	26,619	19,832	17,437
- Interest on Mortgages	19,707	16,820	14,555	12,157
- Interest on Car Secured Loans	5,809	3,820	2,948	2,242
- Interest on Credit Card Loans	16,804	14,019	12,568	9,600
- Interest on Other Loans	92,321	75,307	68,999	57,128
- Income from Securities and Short Term Investments	61,320	33,736	66,513	84,794
- Interest on Government Guaranteed Loans Decreet 1387/01	16,012	15,209	20,363	26,828
- From Other Banking receivables	6,702	6,046	5,315	6,806
- CER	51,921	36,977	45,366	72,529
- CVS	—	—	—	—
- Foreign exchange difference	32,977	37,672	24,255	21,733
- Other	36,974	32,103	29,332	20,431
Financial expenses	(214,271)	(163,908)	(146,600)	(158,695)
- Interest on Current Account Deposits	(5,825)	(4,764)	(6,068)	(6,843)
- Interest on Saving Account Deposits	(1,951)	(1,798)	(1,618)	(1,422)
- Interest on Time Deposits	(166,701)	(121,623)	(102,206)	(100,885)
- Interest on Other Banking Liabilities	(10,493)	(8,079)	(4,892)	(9,462)
- Other interests (includes Central Bank)	(1,654)	(599)	(2,258)	(4,354)
- CER	(7,622)	(8,206)	(13,191)	(22,400)
- Bank Deposit Guarantee Insurance system mandatory contributions	(6,296)	(5,941)	(5,883)	(5,314)
- Foreign exchange difference	(29)	7	(7)	—
- Mandatory contributions and taxes on interest income	(11,635)	(10,096)	(8,671)	(6,946)
- Other	(2,065)	(2,809)	(1,806)	(1,069)
Net financial income	237,276	199,320	212,959	221,467
Provision for loan losses	(25,221)	(13,605)	(13,810)	(17,514)
Income from services, net of other operating expenses	156,607	148,196	136,858	123,765
Administrative expenses	(268,675)	(219,428)	(204,645)	(203,174)
Income (loss) from equity investments	18,658	(412)	5,931	44,312
Net Other income	(106,082)	(38,928)	(51,529)	(118,651)
Income (loss) from minority interest	1,157	(330)	(811)	(392)
Income before tax	13,720	74,813	84,953	49,813
Income tax	(3,162)	(1,706)	(2,009)	(1,766)

Net income	10,558	73,107	82,944	48,047

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12/31/07	09/30/07	06/30/07	12/31/06
ASSETS
Cash and due from banks	3,169,314	2,574,759	2,498,540	2,558,484
Government Securities	5,181,253	5,400,573	5,071,747	4,372,032
Loans	11,390,121	10,563,216	9,642,921	9,534,183
Other Banking Receivables	956,184	1,217,046	1,197,852	917,532
Assets Subject to Financial Leasing	323,522	297,575	277,291	235,188
Investments in other companies	77,986	75,430	57,791	54,438
Other assets	924,619	1,009,079	1,056,542	1,162,772

TOTAL ASSETS	22,022,999	21,137,678	19,802,684	18,834,629

	12/31/07	09/30/07	06/30/07	12/31/06
LIABILITIES

Deposits	15,009,758	14,340,015	13,328,050	12,505,756
Other banking liabilities	1,750,021	1,687,437	1,498,466	1,484,007
Other liabilities	2,970,365	2,818,891	2,728,554	2,673,805
Minority interest	236,018	231,297	231,646	216,477

TOTAL LIABILITIES	19,966,162	19,077,640	17,786,716	16,880,045

TOTAL STOCKHOLDERS’ EQUITY	2,056,837	2,060,038	2,015,968	1,954,584

STOCKHOLDERS’ EQUITY + LIABILITIES	22,022,999	21,137,678	19,802,684	18,834,629

	12/31/07	09/30/07	06/30/07	12/31/06
NET INCOME

Net Financial Income	330,761	239,495	268,486	438,253
Provision for loan losses	(25,221)	(13,605)	(13,810)	(17,514)
Net Income from Services	268,931	266,981	241,967	214,433
Administrative expenses	(339,996)	(282,534)	(259,908)	(262,016)
Net Other Income	(210,260)	(118,430)	(143,000)	(252,587)

Income Before Tax	24,215	91,907	93,735	120,569

Income Tax	(8,936)	(19,149)	(6,420)	(52,360)

Net income	15,279	72,758	87,315	68,209

Minoritary Interest	(4,721)	349	(4,371)	(20,162)

Net income for Quarter	10,558	73,107	82,944	48,047

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 13, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer